
PROCESSING
2005
SECTION





SECURI 05044846 ION

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SEC FILE NUMBER
~~8A-035401~~ 46666

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/04 (MM/DD/YY) AND ENDING 9/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stocking Investment Advisors Inc dba Stocking Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

96 Monroe Center NW
(No. and Street)

Grand Rapids (City) Michigan (State) 49503 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dirk Racette (616) 235-2442
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Andrews Hooper & Pavlik P.L.C.
(Name – *if individual, state last, first, middle name*)

1241 E. Beltline Ave. (Address) Grand Rapids (City) Michigan (State) 49525 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David C. Stocking, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stocking Securities Corp., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

VP Finance

Title

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and
Supplementary Schedule

Stocking Securities Corporation

Year ended September 30, 2005
with Report of Independent Auditors

Stocking Securities Corporation

Financial Statements and Supplementary Schedule

Year ended September 30, 2005

Contents



ANDREWS HOOPER & PAVLIK P.L.C.
Certified Public Accountants

Report of Independent Auditors

Board of Directors
Stocking Securities Corporation
Grand Rapids, Michigan

We have audited the accompanying statement of financial condition of Stocking Securities Corporation as of September 30, 2005 and the related statements of income, shareholder's equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Stocking Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stocking Securities Corporation as of September 30, 2005 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 (Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Andrews Hooper & Pavlik P.L.C.

Grand Rapids, Michigan
October 24, 2005

1241 E. Beltline Ave., NE, Suite 230 • Grand Rapids, Michigan 49525 • ph 616.942.6440 fx 616.942.6095 • www.ahpplc.com

Stocking Securities Corporation

Statement of Financial Condition

September 30, 2005

Assets		
Cash	$	13,084
Commissions receivable from brokers and dealers		288
Total assets	$	13,372
Liabilities and Shareholder's Equity		
Liabilities:		
Income taxes payable	$	515
Shareholder's equity:		
Common stock - authorized 50,000 shares, no par value, issued and outstanding 7,500 shares		7,500
Additional paid-in capital		8,750
Retained earnings deficit		(3,393)
Total shareholder's equity		12,857
Total liabilities and shareholder's equity	$	13,372

See accompanying notes.

Stocking Securities Corporation

Statement of Income

Year Ended September 30, 2005

Revenues		
Commissions	$	**10,970**
Insurance renewals		**890**
Interest income		**4,097**
Total revenues		**15,957**
Expenses		
Management fees		**5,356**
Regulatory fees		**3,380**
Legal and professional		**3,900**
Other operating expenses		**699**
Total expenses		**13,335**
Income before income taxes		**2,622**
Income taxes		**1,427**
Net income	$	**1,195**

See accompanying notes.

Stocking Securities Corporation

Statement of Shareholder's Equity

Year Ended September 30, 2005

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at October 1, 2004	7,500	$ 7,500	$ 8,750	$ 91,412	$ 107,662
Net income	-	-	-	1,195	1,195
Cash dividends paid	-	-	-	(96,000)	(96,000)
Balance at September 30, 2005	**7,500**	**$ 7,500**	**$ 8,750**	**$ (3,393)**	**$ 12,857**

See accompanying notes.

Stocking Securities Corporation

Statement of Cash Flows

Year ended September 30, 2005

Operating activities	
Net income	$ 1,195
Adjustments to reconcile net income to net cash provided by operating activities:	
Commissions receivable from brokers and dealers	788
Income taxes payable	215
Net cash provided by operating activities	2,198
Cash provided by investing activities	
Payments received on note receivable	88,200
Cash used in financing activities	
Cash dividends paid	(96,000)
Net decrease in cash	(5,602)
Cash at beginning of year	18,686
Cash at end of year	$ 13,084

See accompanying notes.

Stocking Securities Corporation

Notes to Financial Statements

September 30, 2005

1. Summary of Significant Accounting Policies

Nature of Operations

Stocking Securities Corporation's (Company) principal business activity is the selling of mutual funds to individuals and corporations primarily located in the State of Michigan. The Company is registered with the Securities and Exchange Commission and the National Association of Securities Dealers (NASD). The transactions are done on an introductory basis and customer accounts are not carried by the Company.

Commission Revenue

Commission revenue is recorded on a trade date basis as securities transactions occur.

Cash

Cash consists of demand deposits in high quality financial institutions and cash on hand.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Federal Income Taxes

The provision for income taxes is based on earnings or losses reported in the financial statements.

2. Net Capital Requirements

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2005, the Company had a net capital requirement of $5,000 and net capital of $12,569. The Company's ratio of aggregate indebtedness to net capital was .04 to 1. The maximum permissible ratio is 15 to 1.

3. Related Party Transactions

Stokes & Stocking, Inc. is a corporation related through common ownership and management control that provides services to the Company in exchange for a management fee determined on an annual basis. The services include general office support, space, accounting, computer and telephone assistance. Management fees paid to Stokes & Stocking, Inc. were $5,356 for the year ended September 30, 2005.

An unsecured note receivable related to cash advances to Stokes & Stocking, Inc. was paid in full in April 2005. Interest of 8% was paid monthly and totaled $4,097 for the year ended September 30, 2005.

Supplementary Schedule

Stocking Securities Corporation

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2005

Net Capital	
Total shareholder's equity	$ 12,857
Deductions and/or charges:	
A. Non-allowable assets:	
Commissions receivable	288
Net capital	$ 12,569
Aggregate indebtedness	
Items included in statement of financial condition	$ 515
Total aggregate indebtedness	$ 515
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 34
Minimum dollar net capital requirement	5,000
Net capital requirement (greater of the two above amounts)	5,000
Excess net capital	7,569
Excess net capital at 1000%	$ 12,517
Ratio of aggregate indebtedness to net capital	.04 to 1

There are no material differences between this net capital computation pursuant to Rule 15c3-1 and the corresponding computation prepared by the Company as of the close of business September 30, 2005.

Report of Independent Auditors on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Report of Independent Auditors on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
Stocking Securities Corporation
Grand Rapids, Michigan

In planning and performing our audit of the financial statements of Stocking Securities Corporation (Company) for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedure are to provide management with reasonable, but not absolute, assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grand Rapids, Michigan
October 24, 2005